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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                          Agri-Nutrition Group Limited
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                  -----------------------------------------------
                         (Title of Class of Securities)

                                   00849K-10-0
                                 (CUSIP Number)

                                 December 31, 1998
               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (3-98)                                     Page 1 of 5

CUSIP No. 00849-K10-0                              13G

1.  NAME OF REPORTING PERSONS
    Bruce G. Baker and Linda L. Baker

2.  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*  (a) [  ]
                                                     (b) [  ]

3.  SEC USE ONLY

4.   CITIZENSHIP OR PLACE OR ORGANIZATION
       U.S.A.


                              5. SOLE VOTING POWER
                                     618,291

NUMBER OF SHARES              6.  SHARED VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
WITH:
                              7. SOLE DISPOSITIVE POWER
                                     618,291

                              8.  SHARED DISPOSITIVE POWER


9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     Bruce G. Baker -- 308,791 shares
     Linda L. Baker -- 209,500 shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*    [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.6%

12.  TYPE OF REPORTING PERSON*
      Individual

                 * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              SCHEDULE 13G Attachment
                                 (Amendment No. 3)

                          Agri-Nutrition Group Limited
                                (Name of Issuer)

                        Bruce G. Baker and Linda L. Baker
                           (Name of Reporting Person)
Item 1.

  (a)    Name of Issuer:  Agri-Nutrition Group Limited

  (b)    Address of Issuer's Principal Executive Offices:
                 Riverport Executive Center II
                 13801 Riverport Drive, Suite 111
                 Maryland Heights, Missouri 63043
Item 2.

  (a)    Name of Person Filing:  Bruce G. Baker and Linda L. Baker, jointly

  (b) Address of Principal Business Office or, if none, Residence:

                                    Agri-Nutrition Group Limited
                                    Riverport Executive Center II
                                    13801 Riverport Drive, Suite 111
                                    Maryland Heights, Missouri 63043

  (c)    Citizenship:  U.S.A.

  (d)    Title of Class of Securities:  Common Stock

  (e)    CUSIP Number:   00849K-10-0

Item  3.  If  this  statement  is  filed  pursuant  to  ss.ss.240.13d-1(b),   or
240.13d-1(b) or (c), check whether the person filing is a:

  (a) |_|  Broker or dealer registered under section 15 of the Act (15 U.S.C.
78o)

  (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

  (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
78c)

  (d) |_|Investment company registered under section 8 of the Investment Company Act or 1940 (15 U.S.C. 80a-8)

  (e) |_| An investment advisor in accordance with ss.240.13d-1(b)(1)(ii)(E)

  (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

  (g) |_| A parent holding company or control person, in accordance with ss.240.13d-1(b)(1)(ii)(G)

  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

  (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

  (j)|_|  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

Item 4.   Ownership

  (a)     Amount beneficially owned:        618,291

          Includes options to purchase 100,000 shares, 73,594 shares held by Mercantile Bank as custodian for a roll-over individual retirement account f/b/o Bruce G. Baker, 235,197 shares held individually by Mr. Baker as trustee of a trust for his benefit, and 209,500 shares held individually by his spouse. Excludes 37,200 shares held by an independent trustee for the benefit of three adult children and 12,000 shares held by such children.

  (b)     Percent of class:         6.6%

  (c) Number of shares as to which the person has:

       (i)   sole power to vote or to direct the vote:                   618,291
      (ii)   shared power to vote or to direct the vote                     None
     (iii)   sole power to dispose or to direct the disposition of       618,291
      (iv)   shared power to dispose or to direct the disposition of        None

Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_| .

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          N/A

Item 8.   Identification and Classification of Members of the Group

          N/A

Item 9.   Notice of Dissolution of Group

          N/A

Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                      February 9, 1999
                                      Date


                                      /s/ BRUCE G. BAKER
                                      Bruce G. Baker


                                      February 9, 1999
                                      Date


                                      /s/ LINDA L. BAKER
                                      Linda L. Baker
























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